Morgan Stanley & Co. International plc

25 Cabot Square, Canary Wharf

London E14 4QA, United Kingdom

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, New York 10036

UBS Securities LLC

1285 Avenue of the Americas

New York, NY 10019

As representatives of the prospective underwriters

VIA EDGAR

March 22, 2018

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Kim McManus, Esq., Senior Attorney Mr. Joshua Lobert, Esq., Staff Attorney Mr. Isaac Esquivel, Staff Accountant Ms. Kristi Marrone, Staff Accountant
Re:	GreenTree Hospitality Group Ltd. (the “Company”) Registration Statement on Form F-1, as amended (Registration No. 333-223261) Registration Statement on Form 8-A (Registration No. 001-38425)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Daylight Time on March 26, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between March 14, 2018 and the date hereof, 1,962 copies of the preliminary prospectus of the Company dated March 14, 2018 were distributed to underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,
As representatives of the prospective underwriters
MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Cara Li
Name:	Cara Li
Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Tony Yin
Name:	Tony Yin
Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ Bethany Ropa
Name:	Bethany Ropa
Title:	Managing Director

By:	/s/ Alvaro Cortes
Name:	Alvaro Cortes
Title:	Director